EXHIBIT 99.1

Colliers International Extends Revolving Credit Facility

Provides significant dry powder for strategic growth

TORONTO, April 04, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) ("Colliers") announced today that it has extended its unsecured multi-currency revolving credit facility (the “Credit Facility”) with a new 5-year term maturing in April 2024. The prior Credit Facility had a maturity of April 2023. The borrowing capacity remained at US$1.0 billion but certain other amendments were made to provide increased flexibility for Colliers’ capital structure. Pricing and financial covenants remain unchanged.

TD Securities acted as Lead Arranger for the financing. The Toronto-Dominion Bank acted as Administration Agent. HSBC Bank and Bank of Montreal acted as Syndication Agents while JP Morgan Chase Bank, U.S. Bank and Mizuho Bank acted as Documentation Agents. Additional bank participants include The Bank of Nova Scotia, Bank of America, Canadian Imperial Bank of Commerce, National Bank of Canada and Wells Fargo Bank.

The 2.23% euro-denominated senior unsecured notes due 2028 (the “Senior Notes”), which rank pari passu with the Credit Facility, were also updated with similar amendments to increase the flexibility of Colliers’ capital structure while financial covenants remain unchanged.

“We are pleased to have renewed the Credit Facility, and to have made advantageous amendments to both the Credit Facility and Senior Notes to allow us to further diversify our debt capital structure and manage our interest costs going forward,” said Christian Mayer, Senior Vice President, Finance & Treasurer.

“We truly appreciate the ongoing support of our bank group and noteholders,” said John B. Friedrichsen, Chief Financial Officer. “The extended Credit Facility together with our long-term Senior Notes provide us significant dry powder to pursue our strategic growth objectives around the world and in each of our service lines,” he concluded.

About Colliers International Group Inc.

Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning more than 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:

John B. Friedrichsen
Chief Financial Officer | Global
(416) 960-9500